January 27, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 51800

       Re: Next Technology Holding Inc.
           Item 4.02 Form 8-K filed on December 12, 2024
           File No. 001-41550
Dear Eve Chan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Meng Lai